

DIVISION OF
CORPORATION FINANCE

November 2, 2010

Alan M. Lefko
Vice President of Finance and Secretary
Solar Power, Inc.
1115 Orlando Avenue
Roseville, California 95661-5247

      Re: **Solar Power, Inc.**
              Form 8-K dated July 29, 2010
              Filed August 4, 2010
              File No. 000-50142

Dear Mr. Lefko:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   We note the reference in the first paragraph of this exhibit to an Operations and
        Maintenance Agreement dated December 11, 2009 by and between SPI and Solar
        Tax Partners 1, LLC, a California limited liability company for which, it states, a
        copy is attached as Exhibit A and a Photovoltaic System Energy Output Guaranty
        dated as of December 18, 2009, executed by SPI in favor of Borrower and Master
        Tenant 2008-C LLC, a Delaware limited liability company for which, it states, a
        copy is attached as Exhibit B . We noted that neither exhibit is included in your
        filing nor were these exhibits included in your December 31, 2009 Form 10-K
        filed May 17, 2010. Please be advised that you are required to file complete
        copies of your material agreements, including all exhibits, annexes and
        attachments to such agreements. As such, please amend your Form 8-K to re-file
        exhibit 10.3 in its entirety.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the
company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the
       filing;

   •   staff comments or changes to disclosure in response to staff comments do not
       foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding
       initiated by the Commission or any person under the federal securities laws of the
       United States.

        You may contact Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or
Daniel Morris, Special Counsel, at (202) 551-3314, with any questions. You may also
contact me at (202) 551-3671.

                                        Sincerely,

                                        /s/Daniel Morris for

                                        Martin James
                                        Senior Assistant Chief Accountant
                                        and Acting Assistant Director

Alan M. Lefko
Solar Power, Inc.
November 2, 2010
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